Filed by Liberty Media Corporation Pursuant to Rule 425

Under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-6(b) of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Excerpts from the Transcript of Liberty Media Corporation
at the UBS Global Media and Communications Conference
held on December 7, 2010

Unidentified Participant

. .. . Can you give us an update first on the split off and the effective timing?

Greg Maffei  - Liberty Media Corporation - President & CEO

Well, we are proceeding down the path on getting a private letter ruling and preparing a proxy for the shareholder vote. Probably the long pole in the tent here is some litigation that a small group of bond holders are challenging, whether we’re spinning off substantially all of the assets and all of the businesses. Obviously we believe we’re not.

We have a trial date set for late February. Realistically, whichever side wins, there’s likely to be some kind of appeal. Probably looking more like May, June, before you complete a transaction.

Unidentified Participant

For Starz and CAPA to be spun off?

Greg Maffei  - Liberty Media Corporation - President & CEO

Exactly.

Unidentified Participant

Mid year next year.

Greg Maffei  - Liberty Media Corporation - President & CEO

Mid year.

Unidentified Participant

. .. . [A]fter 2010, how do you think you’re going to do?

Greg Maffei  - Liberty Media Corporation - President & CEO

We have not given guidance for 2011. And I’m not going to change that today, Ariya.

Unidentified Participant

But from a valuation perspective, I mentioned the stock being around 39% growth, very healthy, very strong, obviously not as strong as the other parts of Liberty. In terms of the valuation today, the way we calculate trading under 6 times 2011 EBITDA versus 9 to 10 times for some comp —

Greg Maffei  - Liberty Media Corporation - President & CEO

What’s your 2011 EBITDA?

Unidentified Participant

Well, whatever Wall Street thinks.

Greg Maffei  - Liberty Media Corporation - President & CEO

Okay. Good.

Unidentified Participant

What do you think about that relative valuation discount?

Greg Maffei  - Liberty Media Corporation - President & CEO

It’s clearly trading at a discount. Now, whether it’s exactly comparable to who that peer group is. My friend over there David Zaslov at Discovery has a great franchise with lots of international reach and room to grow. He’s commanding a pretty good premium to most cable nets and that’s probably merited compared to some of the challenges, which I think we can work through, but still need to be shown at Starz.

Unidentified Participant

Well, one of the ways, obviously to reconcile this and you guys manage the balance sheets pretty well. You have $1 billion of cash at Starz and no debt. Why not lever [over] the balance sheet, return the capital to shareholders and maybe get a premium?

Greg Maffei  - Liberty Media Corporation - President & CEO

Well, I think if you look at the history of Liberty, over the last several years, we’ve returned an awful lot of capital to shareholders. We spun out Liberty Global. We spun out Discovery Holdings, which became about two thirds of Discovery. And we spun out our 57% economic interest in Direct.

So we’ve spun out a lot of stuff. And we have no reticence to hand out capital or shares to our shareholders. That having been said, there is a critical mass need. I think there are things we think we can do with that capital. It may not be clear today, but we think over time there are things we can do with that capital. So we’re weighing what that is.

How much of that is going to be used in Starz, where we go, what other things we can add to the service, what other things we can add to the company, we’ll see.

Unidentified Participant

So certainly reasonable to expect that you’re comfortable with some leverage more than zero.

Greg Maffei  - Liberty Media Corporation - President & CEO

I think that Starz could use greater leverage, but until you know what you’re going to do with that cash, it’s just going to run a negative arbitrage levering it up today, unless you’ve got a direction where to invest it.

Unidentified Participant

And some buckets of opportunity for $1 billion of cash at Starz, where do you think you’d put it to work?

Greg Maffei  - Liberty Media Corporation - President & CEO

That is the challenge. Is there content that we would want to be more involved in? Is there other distribution, having just begun the discussion by noting that there’s no absolute break in a lot of those. But are there things that can be additive that would build the service and give us a better position for our customers and for our shareholders for the future? That’s what we’re working on.

Unidentified Participant

But does Liberty view Starz as a consolidator? I mean, you want to be in the content business for a long time, that’s been your tradition.

Greg Maffei  - Liberty Media Corporation - President & CEO

Liberty is nothing if not opportunistic. If there is some combination that makes sense where we are the consolidatee, we’re certainly open to that somewhere down the road. And if there’s a transaction where we can be a consolidator, so be it.

Before we rush to do the consolidatee status, or be acquired and merge into something, I think there are a lot of things that Chris Albrecht and his team are doing to increase the value of Starz that we would want to do before we ever looked at a kind of transaction.

Some of the things we’ve talked about are building a better positioning in the marketplace and brand identity, partly around original programming. Completing some of the partnerships with MSOs that we still have to be resolved, like Time Warner Cable. Doing the next generation of an over the top relationship. I think there are things that can be done there.

We’re looking at off balance sheet vehicles to finance incremental original new programming, a project we call Turbo. I think there’s work we can do that will increase value. All of those are things that we can do along the way that we are doing and are working on and as Chris and his team complete those, I think those are things that can add incrementally to the value of Starz before we ever contemplate any other kind of transaction.

Unidentified Audience Member

In spite of the great performance of Liberty Interactive this year, of all these eCommerce related companies, you by far carry the lowest multiple. So does that mean that at some point in a conceptual way, you might consider realizing value just by realizing value?

Greg Maffei  - Liberty Media Corporation - President & CEO

Well, we could all debate why we carry the lowest multiple. First of all, I’m not sure people equate video commerce and eCommerce as the same. Secondly, we’re in a transition where the tracking structure to an asset backed security, which is probably if successful, and we obviously hope it will be, likely to improve the valuation.

We still hold interest in non-consolidated investments like Lending Tree, Interval, Expedia, which don’t have full tax basis. I think that probably means, [part of] what contributes to our valuation on a multiple basis being lower than some eCommerce companies.

So, I think there are reasons why, whether the market is over-discounting that or not, there are reasons why we trade at a discount to some of those names. I think there are things that we have done, like the IAC transaction, like the pending split off of Liberty Capital and Liberty Starz away from Liberty Interactive that are addressing some of those valuation issues. And we’ll see what the long term holds.

But that’s been our progress and I think we’ve got opportunity to continue to grow the valuation in part because we trade at that discount. Things we can work on.

***

Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about future financial performance, the proposed split-off of the Liberty Capital and Liberty Starz tracking stock groups and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, our ability to complete the proposed split-off and the realization of our performance expectations. These forward-looking statements speak only as of the date of this presentation, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Form 10-Q and 10-K, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell shares of the split-off entity or any of Liberty’s tracking stocks.  The offer and sale of shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein (a preliminary filing of which has been made with the SEC), because they will contain important information about the split-off. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding Liberty Media’s directors and executive officers, those of the split-off entity and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC (a preliminary filing of which has been made with the SEC).